Exhibit 97.1

AGCO CORPORATION
POLICY FOR THE
RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION
(As approved on October 25, 2023)

1.Purpose. The purpose of this Policy is to describe the circumstances in which Executive Officers of AGCO Corporation, a Delaware corporation (including, where a subsidiary of AGCO Corporation is the direct employer of an Executive Officer, the “Company”), will be required to repay or return Erroneously Awarded Compensation to the Company. Each Executive Officer is bound by the terms of this Policy. This Policy is intended to comply with the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, in the manner required by Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”) Rule 10D-1 promulgated thereunder, and Section 303A.14 of the New York Stock Exchange Listed Company Manual.

2.Administration. This Policy shall be administered by the Talent and Compensation Committee (the “Committee”) of the Company’s Board of Directors (the “Board”). Any determinations made by the Committee shall be final and binding on all affected individuals.

3.Definitions. For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.

(a)“Accounting Restatement” shall mean an accounting restatement of the Company’s financial statements due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements (i.e., a “Big R” restatement), or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (i.e., a “little r” restatement).

(b)“Clawback Eligible Incentive Compensation” shall mean, with respect to each individual who served as an Executive Officer at any time during the applicable performance period for any Incentive-based Compensation (whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company), all Incentive-based Compensation Received by such Executive Officer (i) [on or after the Effective Date,] (ii) after beginning service as an Executive Officer, (iii) [while the Company has a class of securities listed on a national securities exchange or a national securities association,] and (iv) during the applicable Clawback Period.

(c)“Clawback Period” shall mean the three completed fiscal years of the Company immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.

(d)“Effective Date” shall mean December 1, 2023.

(e)“Erroneously Awarded Compensation” shall mean the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.

(f)“Executive Officer” shall mean each individual who is or was designated as an “officer” of the Company in accordance with Rule 16a-1(f) under the Exchange Act. Identification of an executive officer for purposes of this Policy would include the executive officers identified pursuant to Regulation S-K, Item 401(b) under the Exchange Act.

(g)“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall for purposes of this Policy be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the Securities and Exchange Commission (the “SEC”).

(h)“Incentive-based Compensation” shall mean any compensation received from the Company or any of its subsidiaries that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

(i) “NYSE” shall mean the New York Stock Exchange.

(j)“Policy” shall mean this Policy for the Recovery of Erroneously Awarded Compensation, as the same may be amended and/or restated from time to time.

(k)“Received” shall mean actual or deemed receipt, and Incentive-based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if payment or grant of the Incentive-based Compensation occurs after the end of that period.

(l)“Restatement Date” shall mean the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

4.Repayment of Erroneously Awarded Compensation. On the occurrence of a Restatement Date, the Company shall recoup Erroneously Awarded Compensation reasonably promptly, in the manner described below. For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation under this Policy is not dependent on if or when restated financial statements are filed following the Restatement Date.
(a)Process. The Committee shall use the following process for recoupment:
(i)First, the Committee will determine the amount of any Erroneously Awarded Compensation for each Executive Officer in connection with such Accounting Restatement. For Incentive-based Compensation based on (or derived from) stock price or total shareholder return where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-based Compensation was Received (in which case, the Company shall maintain documentation of such determination of that reasonable estimate and provide such documentation to the NYSE).

(ii)Second, the Committee will provide each affected Executive Officer with a written notice stating the amount of the Erroneously Awarded Compensation, a demand for recoupment, and the means of recoupment that the Company will accept.
(b)Means of Recoupment. The Committee shall have discretion to determine the appropriate means of recoupment of Erroneously Awarded Compensation, which may include without limitation, one or more of the following: (i) recoupment of cash or shares of Company stock, (ii) forfeiture of unvested cash or equity awards (including those subject to service-based and/or performance-based vesting conditions), (iii) cancellation of outstanding vested cash or equity awards (including those for which service-based and/or performance-based vesting conditions have been satisfied), (iv) to the extent consistent with Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), offset of other amounts owed to the Executive Officer or forfeiture of deferred compensation, (v) reduction of future compensation, and (vi) any other remedial or recovery action permitted by law. Notwithstanding the foregoing, the Company makes no guarantee as to the treatment of such amounts under Section 409A, and shall have no liability with respect thereto. Except as set forth in Section 4(d) below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of a Covered Executive’s obligations hereunder.
(c)Failure to Repay. To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due (as determined in accordance with Section 4(a) above), the Company shall, or shall cause any of its applicable subsidiaries to, take all actions reasonable and appropriate to recoup such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company or its applicable subsidiary for any and all expenses reasonably incurred (including legal fees) by the Company or its subsidiary in recouping such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.
(d)Exceptions. Notwithstanding anything herein to the contrary, the Company shall not be required to recoup Erroneously Awarded Compensation if one of the following conditions is met and the Committee determines that recoupment would be impracticable:
(i)The direct expense paid to a third party to assist in enforcing this Policy against an Executive Officer would exceed the amount to be recouped, after the Company has made a reasonable attempt to recoup the applicable Erroneously Awarded Compensation, documented such attempts, and provided such documentation to the NYSE;
(ii)Recoupment would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recoup any amount of Erroneously Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to the NYSE, that recoupment would result in such a violation and a copy of the opinion is provided to the NYSE; or
(iii)Recoupment would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
5.Reporting and Disclosure. The Company shall file all disclosures with respect to this Policy in accordance with the requirement of the federal securities laws, including the disclosure required in applicable SEC filings.

6.Indemnification Prohibition. The Company is prohibited from indemnifying any Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-based Compensation from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date).

7.Interpretation. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy.

8.Effective Date. This Policy shall be effective as of the Effective Date, provided that amounts approved, awarded, granted, or paid prior to the Effective Date shall be subject to recoupment in accordance with the terms herein. In addition, the Compensation Committee may recover Erroneously Awarded Compensation under this Policy as described in Section 1(b) from amounts approved, awarded, granted or paid prior to the Effective Date.

9.Amendment; Termination. The Committee may amend or terminate this Policy from time to time in its discretion, including as and when it determines that it is legally required by any federal securities laws, SEC rule or the rules of any national securities exchange or national securities association on which the Company’s securities are listed. Notwithstanding anything in this Section 9 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or the rules of any national securities exchange or national securities association on which the Company’s securities are listed.

10.Other Recoupment Rights; No Additional Payments. This Policy shall supersede the Company’s 2011 Compensation and Adjustment Policy. The Committee intends that this Policy be applied to the fullest extent of the law. The Committee may require that any employment agreement, equity award agreement, or any other agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Policy, although this Policy shall be applicable even in the absence of any such agreement. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company (the “Separate Clawback Rights”). Notwithstanding the foregoing, there shall be no duplication of recovery of the same Erroneously Awarded Compensation under this Policy and the Separate Clawback Rights, unless required by applicable law.

11.Successors. This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.